UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE THIRD QUARTER 2019 OF $20.4 MILLION, OR $0.52 PER SHARE;

YEAR TO DATE PROFIT OF $64.0 MILLION, OR $1.62 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, October 18, 2019

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the third quarter (“3Q19”) and nine months (“9M19”) ended September 30, 2019.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M19	9M18	3Q19	2Q19	3Q18
Key Income Statement Highlights
Net Interest Income ("NII")	$82.6	$81.8	$26.7	$27.9	$27.3
Fees and commissions, net	$10.3	$11.8	$2.8	$5.1	$3.7
Total revenues	$95.2	$93.5	$29.5	$33.6	$30.1
Impairment loss on financial instruments	$(2.4)	$(58.8)	$(0.6)	$(0.8)	$(55.1)
Gain (impairment loss) on non-financial assets	$0.5	$(7.7)	$0.5	$0.0	$(4.8)
Operating expenses	$(29.4)	$(36.5)	$(9.0)	$(10.6)	$(10.9)
Profit (loss) for the period	$64.0	$(9.6)	$20.4	$22.3	$(40.7)
Profitability Ratios
Earnings per Share ("EPS") (1)	$1.62	$(0.24)	$0.52	$0.56	$(1.03)
Return on Average Equity (“ROAE”) (2)	8.5%	-1.2%	8.0%	9.0%	-15.5%
Return on Average Assets (“ROAA”)	1.36%	-0.20%	1.34%	1.43%	-2.58%
Net Interest Margin ("NIM") (3)	1.77%	1.74%	1.77%	1.81%	1.74%
Net Interest Spread ("NIS") (4)	1.19%	1.26%	1.19%	1.22%	1.20%
Efficiency Ratio (5)	30.9%	39.1%	30.4%	31.4%	36.0%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,217	$6,305	$6,217	$6,209	$6,305
Investment Portfolio	$85	$93	$85	$88	$93
Total assets	$6,681	$6,561	$6,681	$6,576	$6,561
Total equity	$1,009	$989	$1,009	$1,003	$989
Market capitalization (7)	$790	$827	$790	$825	$827
Tier 1 Basel III Capital Ratio (8)	21.1%	17.8%	21.1%	20.4%	17.8%
Total assets / Total equity (times)	6.6	6.6	6.6	6.6	6.6
Liquid Assets / Total Assets (9)	14.4%	11.7%	14.4%	12.8%	11.7%
Credit-impaired loans to Loan Portfolio (10)	1.11%	2.08%	1.11%	1.16%	2.08%
Total allowance for losses to Commercial Portfolio (11)	1.67%	2.26%	1.67%	1.70%	2.26%
Total allowance for losses to credit-impaired loans (times) (11)	1.7	1.2	1.7	1.6	1.2

3Q19 & 9M19 Highlights

•	Bladex’s quarterly profit of $20.4 million in 3Q19 was 150% higher YoY, attributable to lower impairment losses on financial instruments and other assets, along with lower operating expenses. The 8% profit decrease QoQ was mainly driven by lower structuring and syndication fees as well as Net Interest Income (“NII”).

•	Profit for the 9M19 was $64.0 million, compared to a $9.6 million loss for 9M18, primarily resulting from lower impairment losses, improved performance in top line revenues (+2% YoY) and lower operating expenses (-20% YoY).

•	NII totaled $26.7 million for the 3Q19 (-5% QoQ; -2% YoY), with Net Interest Margin (“NIM”) of 1.77% (-4bps QoQ; +3bps YoY). Quarterly decrease was mainly due to the Bank’s asset-liability interest rate gap position and lower average lending volumes. NII and NIM for 9M19 reached $82.6 million and 1.77%, respectively, a 1% and 3bps increase YoY.

•	Fees and commissions income totaled $2.8 million in 3Q19 and $10.3 million for the 9M19. Quarterly decreases were primarily related to the uneven nature of the syndication business. The 13% decrease YoY was the result of lower fee income from the letters of credit business.

•	Efficiency Ratio improved to 30% in 3Q19 (-1pt. QoQ; -6pts. YoY) and 31% for 9M19 (-8pts. YoY), as operating expenses decreased to $9.0 million in 3Q19 (-15% QoQ; -17% YoY) and to $29.4 million in 9M19 (-20% YoY). The reduction YoY was mainly due to lower salaries and other personnel-related expenses, together with other cost savings.

•	3Q19 and 9M19 annualized Return on Average Equity (“ROAE”) were 8.0% and 8.5%, respectively. The Bank’s capitalization remained solid with a Tier 1 Basel III Capital Ratio of 21.1%, on higher asset quality allocation and a shift to a lower country risk mix exposure in our Commercial Portfolio.

•	Credit-impaired Loans, also referred to as Non-Performing Loans or NPL, decreased to $61.8 million at the end of 3Q19, representing 1.1% of total Loan Portfolio balances. 3Q19 NPL levels compare to $64.7 million, or 1.2% of total Loan Portfolio at the end of 2Q19, and to $119.0 million, or 2.1%, at the end of 3Q18. Total allowance for credit losses increased to 1.7 times NPL balances for 3Q19.

•	End-of-period Commercial Portfolio balances remained stable QoQ at $6.2 billion at the end of 3Q19 (-1% YoY). Average balances were $6.0 billion for the 9M19 (stable YoY) and $5.9 million for the 3Q19 (-2% QoQ and YoY).

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer said, “The global economy in 2019 is on course for its weakest year of growth since the financial crisis, weighed down by tensions that have significantly slowed international trade. Given this macroeconomic context, we are, once again, downgrading our economic and trade growth expectations for Latin America, for both 2019 and 2020.

Today, we are expecting 0.2% economic growth for the Region - down from 0.6% at the end of the second quarter. Trade is expected to grow just 1.0% - down from 2.6% growth we were expecting at the end of the second quarter. But these tepid growth prospects mask significant disparities in economic performance between countries. Large countries like Mexico and Argentina are experiencing uncertainty that has some of its roots in lower foreign investment flows which are a key driver of economic growth. On the other hand, countries like Colombia and Brazil are experiencing a pick-up in consumer demand that is supporting their economies despite low commodity prices and weak international trade. In other words, slow or no growth in the developed world, which have resulted from protectionist measures on trade, and commodity prices, are having an uneven impact on the Region. Some countries are better prepared to withstand the prevailing environment.

Against this backdrop, we continue to analyze the risk/reward function at the country level, to adjust our portfolio accordingly and to maintain a vigilant credit underwriting posture.

•	Our credit portfolio is robust, with a slight decrease in credit impaired loans and a reduction in our watch list category.
•	Our credit reserve coverage and Tier I capital ratio remain strong.
•	Our book of business is solid, we are identifying new prospects, increasing share of wallet with our existing clients and structuring value-added transactions.
•	Our pipeline of syndicated and structured transactions tied to Latin American integration is also solid and should help us continue to increase our medium-term loan portfolio.
•	On the cost side, our recurrent expenses continue to decline.

The management of Bladex - as well as its Board of Directors - remains cautiously optimistic for our business for the remainder of 2019.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The extensive array of products and services include the origination of bilateral short- and medium-term loans, structured and syndicated credits, loan commitments, letter of credit contingencies such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) recovery (impairment loss) on financial instruments, such as loans at amortized cost and loan commitments and financial guarantee contracts, as well as impairment loss in other non-financial assets; and (v) direct and allocated operating expenses.

As of September 30, 2019, Commercial Portfolio balance totaled $6.2 billion, stable compared to $6.2 billion as of June 30, 2019, and a 1% decrease compared to $6.3 billion as of September 30, 2018. Average Commercial Portfolio balances were $6.0 billion for the 9M19 (stable YoY), and $5.9 billion for the 3Q19, which resulted in a 2% decrease QoQ and YoY.

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The Bank’s traditional client base of financial institutions represented 55% of the total Commercial Portfolio at the end of 3Q19, compared to 56% a quarter ago and 52% a year ago. The portfolio continued to be well diversified across corporate sectors, with total oil and gas exposure (integrated & downstream) at 12% of the total Commercial Portfolio at the end of 3Q19, down from 14% a year ago, and the remaining sectors at 5% or lower.

As of September 30, 2019, 76% of the Commercial Portfolio was scheduled to mature within a year, of which 53% represented trade finance transactions, compared to 79% and 56%, respectively, a quarter ago, and 75% and 60%, respectively, a year ago.

Geographically, the Bank’s largest country exposure remained in Brazil at 17% of the total Commercial Portfolio, compared to 16% and 19% a quarter and year ago, respectively, of which 85% was with financial institutions at the end of 3Q19 and 2Q19 compared to 65% a year ago. Mexico remained the second largest country exposure, with 14% of the total Commercial Portfolio, stable QoQ and YoY. Exposure in Argentina was further reduced to 4% of the total Commercial Portfolio at the end of 3Q19, compared to 6% a quarter ago and 9% a year ago. The Bank continued improving the quality of its credit origination, focusing its growth in top rated countries in the Region, where it was able to take advantage of good risk/return opportunities, such as in Chile and Colombia, which increased to 11% and 13% of the total Commercial Portfolio, respectively, up from 8% and 11% a quarter ago, and 3% and 12% a year ago. In addition, exposure to other top rated countries outside of Latin America, which relates to transactions carried out in the Region, was also increased to 5% of total portfolio at the end of the 3Q19.

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The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

Refer to Exhibit IX for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	9M19	9M18	YoY (%)	3Q19	2Q19	3Q18	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$82.3	$81.4	1%	$26.9	$27.6	$26.4	-2%	2%
Other income	11.5	12.2	-6%	3.4	5.5	4.3	-38%	-20%
Total revenues	93.8	93.7	0%	30.4	33.1	30.7	-8%	-1%
Impairment loss on financial instruments	(2.7)	(58.9)	95%	(0.9)	(0.8)	(55.1)	-20%	98%
Gain (impairment loss) on non-financial assets	0.5	(3.7)	114%	0.5	0.0	(0.8)	n.m.	163%
Operating expenses	(22.5)	(28.1)	20%	(7.0)	(8.1)	(8.6)	14%	18%
Profit for the segment	$69.2	$3.0	2211%	$22.9	$24.2	$(33.8)	-5%	168%

"n.m." means not meaningful.

2019 Third Quarter and Year-to-Date Commercial Business Segment’s results were $22.9 million (-5% QoQ; +168% YoY) and $69.2 million (up from $3 million a year ago), respectively. The quarterly Profit reduction was mainly attributable to lower fee income derived from the uneven syndication business and from lower NII on decreased average lending volumes, partially offset by a 14% decrease in operating expenses. Lower impairment losses on financial instruments and other assets, together with the reduction in operating expenses, mostly resulted in YoY Profit increases compared to the 3Q18 and 9M18.

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TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with its balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and security instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“OCI”) and investment securities at amortized cost (“Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and other income), release (impairment loss) on financial instruments, and direct and allocated operating expenses.

Liquidity balances totaled $963 million at the end of 3Q19, up from $843 million at the end of 2Q19 and $765 million at the end of 3Q18, of which 99% were deposits placed with the Federal Reserve Bank of New York. As of these quarter-end dates, liquidity balances to total assets represented 14.4%, 12.8% and 11.7%, respectively, while the liquidity balances to total deposits ratio was 33.8%, 28.0% and 27.5%, respectively.

The Investment Portfolio balances totaled $85 million as of September 30, 2019, down from $88 million as of June 30, 2019, and $93 million as of September 30, 2018. As of these dates, the Investment Portfolio accounted for 1% of total assets, mostly consisting of readily-quoted Latin American securities, and of which 71% represented sovereign or state-owned risk at the end of the 3Q19, compared to 78% a quarter ago and 77% a year ago (refer to Exhibit X for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances totaled $2.9 billion at the end of 3Q19, compared to $3.0 billion a quarter ago, and compared to $2.8 billion a year ago. As of these dates, deposits represented 52%, 55% and 51% of total funding sources, respectively. The majority of the deposits are placed by central banks or designees (i.e.: Class A shareholders of the Bank), representing 62%, 64% and 74% of total deposits at the same dates, respectively. Short- and medium-term borrowings and debt totaled $2.6 billion, which represented a 9% QoQ increase and an 1% YoY decrease, on the bond issuance in the Mexican capital markets during the quarter. Weighted average funding costs reached 3.09% in 3Q19 and 3.24% in 9M19, down 19bps from the previous quarter on lower average LIBOR-based market rates, and up 20bps from 3Q18 and 62bps from 9M18, mainly reflecting the yearly increase on LIBOR-based market rates.

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(US$ million)	9M19	9M18	YoY (%)	3Q19	2Q19	3Q18	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$0.3	$0.3	-10%	$(0.3)	$0.4	$0.9	-178%	-133%
Other income (expense)	1.1	(0.5)	311%	(0.6)	0.2	(1.4)	-407%	62%
Total revenues	1.4	(0.2)	n.m.	(0.8)	0.5	(0.6)	-255%	-40%
Release (impairment loss) on financial instruments	0.3	0.0	568%	0.3	(0.0)	0.0	n.m.	n.m.
Operating expenses	(6.9)	(8.4)	17%	(2.0)	(2.4)	(2.3)	18%	14%
Loss for the segment	$(5.2)	$(8.5)	39%	$(2.5)	$(1.9)	$(2.9)	-31%	14%

"n.m." means not meaningful.

Third Quarter and Year-to-Date 2019 Treasury Business Segment’s losses were $2.5 million (-31% QoQ; +14% YoY) and $5.2 million (+39% YoY), respectively. The quarterly decrease was mainly associated to lower other income related to the Bank’s results on its hedging positions and to lower NII from the impact of decreasing LIBOR-based market rates on the Bank’s asset-liability interest rate gap position. The improvements YoY were mainly associated to releases in the provisions on financial instruments and improve other income, reflecting the results on the Bank’s hedging positions and YTD gain on sale of financial instruments. In addition, operating expenses continued its reduction trend on a quarterly and Year-to-Date basis.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M19	9M18	YoY (%)	3Q19	2Q19	3Q18	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$209.6	$184.4	14%	$65.5	$70.5	$65.0	-7%	1%
Interest expense	(127.0)	(102.6)	-24%	(38.9)	(42.6)	(37.7)	9%	-3%
Net Interest Income ("NII")	$82.6	$81.8	1%	$26.7	$27.9	$27.3	-5%	-2%

Net Interest Margin ("NIM")	1.77%	1.74%	2%	1.77%	1.81%	1.74%	-2%	1%

NII for the 3Q19 totaled $26.7 million (-5% QoQ; -2% YoY), with NIM of 1.77% (-4bps QoQ; +3bps YoY). Quarterly decrease was mainly related to the impact of decreasing LIBOR-based market rates on the Bank’s asset-liability interest rate gap position and lower average lending volumes.

NII and NIM for 9M19 reached $82.6 million and 1.77%, respectively. The 1% and 3bps increase YoY, respectively, were mainly attributable to the net positive effect of increasing average LIBOR-based market rates throughout the period with respect to the year before, as the Bank’s narrow interest rate gap structure benefitted from the short-term nature of its loan portfolio, which allows an agile pass through of increasing rates in its liabilities to its asset base. This net positive effect was partially offset by decreased average liability deposit balances, impacting overall funding costs.

7

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	9M19	9M18	YoY (%)	3Q19	2Q19	3Q18	QoQ (%)	YoY (%)
Letters of credit fees	6.9	8.3	-17%	2.3	2.4	2.5	-4%	-7%
Loan structuring and distribution fees	2.9	2.9	-1%	0.5	2.4	0.9	-80%	-48%
Other commissions, net	0.5	0.5	-4%	0.0	0.3	0.3	-99%	-99%
Fees and Commissions, net	$10.3	$11.8	-13%	$2.8	$5.1	$3.7	-45%	-24%

Third Quarter and Year-to-Date 2019 Fees and Commissions income totaled $2.8 million and $10.3 million, respectively. The quarterly decreases of 45% QoQ and 24% YoY were primarily related to the uneven syndication business, with one syndicated transaction closed in 3Q19, versus two a quarter ago and one a year ago. The 13% decrease YoY was mostly impacted by lower fee income from the letters of credit business.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACT LOSSES

(US$ million, except percentages)	30-Sep-19	30-Jun-19	31-Mar-19	31-Dec-18	30-Sep-18
Allowance for loan losses
Balance at beginning of the period	$103.3	$102.3	$100.8	$139.3	$85.8
Provisions (reversals)	0.5	0.9	1.6	(1.3)	$53.6
Write-offs, net of recoveries	(2.4)	0.0	0.0	(37.2)	0.0
End of period balance	$101.4	$103.3	$102.3	$100.8	$139.3

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$2.6	$2.7	$3.3	$3.2	$1.7
Provisions (reversals)	0.1	(0.1)	(0.6)	0.1	1.6
End of period balance	$2.7	$2.6	$2.7	$3.3	$3.2

Total allowance for losses (loans and loan commitments and financial guarantee contract losses)	$104.1	$105.8	$105.0	$104.1	$142.5

Total allowance for losses to Commercial Portfolio	1.67%	1.70%	1.75%	1.65%	2.26%
Credit-impaired loans to Loan Portfolio	1.11%	1.16%	1.18%	1.12%	2.08%
Total allowance for losses to credit-impaired loans (times)	1.7	1.6	1.6	1.6	1.2

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The total allowance for credit losses on the Commercial Portfolio totaled $104.1 million, or 1.67% of the portfolio at September 30, 2019, compared to $105.8 million, or 1.70%, respectively, a quarter ago, and compared to $142.5 million, or 2.26%, respectively, a year ago. The $1.7 million QoQ decrease was mostly associated to the write-off of an NPL against its individually allocated allowances for expected credit losses, partially offset by higher net provision requirements driven by the collectively assessed allocation segment (IFRS Stage 2) based on lifetime expected credit losses.

Credit-impaired Loans, also referred as Non-Performing Loans or NPL, decreased to $61.8 million at the end of 3Q19, representing 1.1% of total Loan Portfolio balances. The lower levels of NPL compare to $64.7 million, or 1.2% of total Loan Portfolio at the end of 2Q19, and $119.0 million, or 2.1%, at the end of 3Q18. Total allowance for losses increased at 1.7 times NPL balances for 3Q19 versus 1.6 times in 2Q19 and 1.2 times in 3Q18.

OPERATING EXPENSES

	9M19	9M18	YoY (%)	3Q19	2Q19	3Q18	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	17.8	21.4	-17%	5.7	5.8	5.2	-3%	8%
Depreciation of equipment and leasehold improvements	2.1	1.0	122%	0.7	0.7	0.3	3%	130%
Amortization of intangible assets	0.5	1.0	-49%	0.2	0.2	0.3	-16%	-52%
Other expenses	9.0	13.2	-32%	2.4	3.8	5.0	-36%	-51%
Total Operating Expenses	$29.4	$36.5	-20%	$9.0	$10.6	$10.9	-15%	-17%
Efficiency Ratio	30.9%	39.1%	-21%	30.4%	31.4%	36.0%	-3%	-16%

Operating expenses decreased to $9.0 million in 3Q19 and $29.4 million in 9M19. The quarterly decreases of 15% QoQ and 17% YoY were mainly associated to lower other operating and miscellaneous expenses. The 20% reduction YoY for 9M19 was mainly due to lower salary and employee-related expenses resulting from personnel restructuring in 2018, together with other cost savings.

Efficiency Ratio improved to 30% in 3Q19 (-1pt. QoQ; -6pts. YoY) and 31% in 9M19 (-9pts. YoY), on lower levels of operating expenses and higher YTD total revenues.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Sep-19	30-Jun-19	30-Sep-18	QoQ (%)	YoY (%)
Tier 1 Capital (8)	$1,009	$1,002	$990	1%	2%
Risk-Weighted Assets Basel III (8)	$4,780	$4,902	$5,574	-2%	-14%
Tier 1 Basel III Capital Ratio (8)	21.1%	20.4%	17.8%	3%	19%
Total equity	$1,009	$1,003	$989	1%	2%
Total equity to total assets	15.1%	15.2%	15.1%	-1%	0%
Accumulated other comprehensive income (loss) ("OCI")	$(2)	$(3)	$2	33%	-211%
Total assets / Total equity (times)	6.6	6.6	6.6	1%	0%
Shares outstanding (in thousand)	39,602	39,602	39,539	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.6 million common shares outstanding as of September 30, 2019. At the same date, the Bank’s ratio of total assets to total equity remained stable at 6.6 times, and the Tier 1 Basel III Capital Ratio increased to 21.1%, as risk-weighted assets decreased by 2% QoQ and 14% YoY on higher asset quality allocation and the shift of the Commercial Portfolio’s mix composition towards improved country risk exposures.

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2019. The cash dividend will be paid on November 19, 2019, to shareholders registered as of October 29, 2019.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

10

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPL. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

11)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

11

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 18, 2019 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 66717091.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

12

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT THE END OF,

	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2019	June 30, 2019	September 30, 2018	CHANGE	%	CHANGE	%
	(In US$ thousand)
Assets

Cash and cash equivalents	$981,484	$869,500	$792,952	$111,984	13%	$188,532	24%

Securities and other financial assets, net	96,958	104,080	99,441	(7,122)	(7)	(2,483)	(2)

Loans	5,554,259	5,570,574	5,724,518	(16,315)	(0)	(170,259)	(3)
Interest receivable	40,031	44,982	44,426	(4,951)	(11)	(4,395)	(10)
Allowance for loan losses	(101,425)	(103,283)	(139,318)	1,858	2	37,893	27
Unearned interest and deferred fees	(13,715)	(15,062)	(7,357)	1,347	9	(6,358)	(86)
Loans, net	5,479,150	5,497,211	5,622,269	(18,061)	(0)	(143,119)	(3)

Customers' liabilities under acceptances	86,407	71,091	24,232	15,316	22	62,175	257
Derivative financial instruments - assets	3,730	1,397	3,391	2,333	167	339	10

Equipment and leasehold improvements, net	22,569	22,513	6,692	56	0	15,877	237
Intangibles, net	1,474	1,417	1,798	57	4	(324)	(18)
Investment properties	0	0	2,289	0	n.m. (*)	(2,289)	(100)
Other assets	9,420	8,345	7,694	1,075	13	1,726	22

Total assets	$6,681,192	$6,575,554	$6,560,758	$105,638	2%	$120,434	2%

Liabilities

Demand deposits	$145,530	$69,655	$78,131	$75,875	109%	$67,399	86%
Time deposits	2,705,940	2,944,833	2,699,404	(238,893)	(8)	6,536	0
	2,851,470	3,014,488	2,777,535	(163,018)	(5)	73,935	3
Interest payable	6,813	8,078	10,765	(1,265)	(16)	(3,952)	(37)
Total deposits	2,858,283	3,022,566	2,788,300	(164,283)	(5)	69,983	3

Securities sold under repurchase agreements	56,065	28,231	39,767	27,834	99	16,298	41
Borrowings and debt, net	2,626,040	2,405,151	2,661,555	220,889	9	(35,515)	(1)
Interest payable	13,589	9,948	23,427	3,641	37	(9,838)	(42)

Customers' liabilities under acceptances	86,407	71,091	24,232	15,316	22	62,175	257
Derivative financial instruments - liabilities	13,398	20,801	26,394	(7,403)	(36)	(12,996)	(49)
Allowance for loan commitments and financial guarantee contract losses	2,675	2,554	3,219	121	5	(544)	(17)
Other liabilities	15,634	12,697	4,913	2,937	23	10,721	218

Total liabilities	$5,672,091	$5,573,039	$5,571,807	$99,052	2%	$100,284	2%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(59,669)	(59,669)	(61,076)	0	0	1,407	2
Additional paid-in capital in excess of value assigned of common stock	119,920	119,477	119,523	443	0	397	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	108,781	0	0	27,238	25
Retained earnings	439,385	434,111	444,959	5,274	1	(5,574)	(1)
Other comprehensive income (loss)	(1,744)	(2,613)	1,574	869	33	(3,318)	(211)

Total equity	$1,009,101	$1,002,515	$988,951	$6,586	1%	$20,150	2%

Total liabilities and equity	$6,681,192	$6,575,554	$6,560,758	$105,638	2%	$120,434	2%

(*)	"n.m." means not meaningful.

13

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2019	June 30, 2019	September 30, 2018	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$65,514	$70,530	$65,020	$(5,016)	(7)%	$494	1%
Interest expense	(38,856)	(42,599)	(37,724)	3,743	9	(1,132)	(3)

Net Interest Income	26,658	27,931	27,296	(1,273)	(5)	(638)	(2)

Other income:
Fees and commissions, net	2,815	5,128	3,692	(2,313)	(45)	(877)	(24)
Gain (loss) on financial instruments, net	(169)	63	(1,445)	(232)	(368)	1,276	88
Other income, net	217	512	564	(295)	(58)	(347)	(62)
Total other income, net	2,863	5,703	2,811	(2,840)	(50)	52	2

Total revenues	29,521	33,634	30,107	(4,113)	(12)	(586)	(2)

Impairment loss on financial instruments	(612)	(811)	(55,134)	199	25	54,522	99
Gain (impairment loss) on non-financial assets	500	0	(4,841)	500	n.m. (*)	5,341	110

Operating expenses:
Salaries and other employee expenses	(5,651)	(5,829)	(5,213)	178	3	(438)	(8)
Depreciation of equipment and leasehold improvements	(724)	(705)	(315)	(19)	(3)	(409)	(130)
Amortization of intangible assets	(160)	(191)	(336)	31	16	176	52
Other expenses	(2,434)	(3,826)	(4,987)	1,392	36	2,553	51
Total operating expenses	(8,969)	(10,551)	(10,851)	1,582	15	1,882	17

Profit (loss) for the period	$20,440	$22,272	$(40,719)	$(1,832)	(8)%	$61,159	150%

PER COMMON SHARE DATA:
Basic earnings per share	$0.52	$0.56	$(1.03)
Diluted earnings per share	$0.52	$0.56	$(1.03)
Book value (period average)	$25.52	$25.21	$26.43
Book value (period end)	$25.48	$25.31	$25.01

Weighted average basic shares	39,602	39,553	39,540
Weighted average diluted shares	39,602	39,553	39,540
Basic shares period end	39,602	39,602	39,539

PERFORMANCE RATIOS:
Return on average assets	1.34%	1.43%	-2.58%
Return on average equity	8.0%	9.0%	-15.5%
Net interest margin	1.77%	1.81%	1.74%
Net interest spread	1.19%	1.22%	1.20%
Efficiency Ratio	30.4%	31.4%	36.0%
Operating expenses to total average assets	0.59%	0.68%	0.69%

(*)	"n.m." means not meaningful.

14

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2019	September 30, 2018	CHANGE	%
Net Interest Income:
Interest income	$209,598	$184,376	$25,222	14%
Interest expense	(126,989)	(102,601)	(24,388)	(24)

Net Interest Income	82,609	81,775	834	1

Other income:
Fees and commissions, net	10,293	11,783	(1,490)	(13)
Gain (loss) on financial instruments, net	650	(1,262)	1,912	152
Other income, net	1,674	1,209	465	38
Total other income, net	12,617	11,730	887	8

Total revenues	95,226	93,505	1,721	2

Impairment loss on financial instruments	(2,365)	(58,836)	56,471	96
Gain (impairment loss) on non-financial assets	500	(7,729)	8,229	106

Operating expenses:
Salaries and other employee expenses	(17,791)	(21,390)	3,599	17
Depreciation of equipment and leasehold improvements	(2,120)	(957)	(1,163)	(122)
Amortization of intangible assets	(515)	(1,011)	496	49
Other expenses	(8,978)	(13,177)	4,199	32
Total operating expenses	(29,404)	(36,535)	7,131	20

Profit (Loss) for the period	$63,957	$(9,595)	$73,552	767%

PER COMMON SHARE DATA:
Basic earnings per share	$1.62	$(0.24)
Diluted earnings per share	$1.62	$(0.24)
Book value (period average)	$25.40	$26.41
Book value (period end)	$25.48	$25.01

Weighted average basic shares	39,566	39,544
Weighted average diluted shares	39,566	39,544
Basic shares period end	39,602	39,539

PERFORMANCE RATIOS:
Return on average assets	1.36%	-0.20%
Return on average equity	8.5%	-1.2%
Net interest margin	1.77%	1.74%
Net interest spread	1.19%	1.26%
Efficiency Ratio	30.9%	39.1%
Operating expenses to total average assets	0.63%	0.77%

15

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2019			June 30, 2019			September 30, 2018
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and cash equivalents	$658,220	3,757	2.23%	$678,793	4,181	2.44%	$608,989	$3,129	2.01%
Securities at fair value through OCI	12,143	110	3.56	16,159	155	3.79	15,728	150	3.73
Securities at amortized cost (1)	73,351	653	3.48	72,231	634	3.47	77,939	599	3.01
Loans, net of unearned interest	5,247,195	60,994	4.55	5,424,563	65,560	4.78	5,517,471	61,142	4.34

TOTAL INTEREST EARNING ASSETS	$5,990,909	$65,514	4.28%	$6,191,745	$70,530	4.51%	$6,220,127	$65,020	4.09%

Allowance for expected credit losses on loans	(99,476)			(102,002)			(84,958)
Non interest earning assets	167,755			152,828			119,272

TOTAL ASSETS	$6,059,188			$6,242,572			$6,254,441

INTEREST BEARING LIABILITIES
Deposits	2,692,159	$16,692	2.43%	2,820,686	$18,896	2.65%	$2,904,153	$16,767	2.26%
Securities sold under repurchase agreement and short-term borrowings and debt	891,872	8,361	3.67	1,030,652	9,851	3.78	934,653	7,094	2.97
Long-term borrowings and debt, net (2)	1,338,207	13,803	4.04	1,284,312	13,852	4.27	1,268,857	13,863	4.28

TOTAL INTEREST BEARING LIABILITIES	$4,922,239	$38,856	3.09%	$5,135,650	$42,599	3.28%	$5,107,663	$37,724	2.89%

Non interest bearing liabilities and other liabilities	$126,214			$109,618			$101,796

TOTAL LIABILITIES	5,048,453			5,245,268			5,209,459

EQUITY	1,010,735			997,304			1,044,982

TOTAL LIABILITIES AND EQUITY	$6,059,188			$6,242,572			$6,254,441

NET INTEREST SPREAD			1.19%			1.22%			1.20%

NET INTEREST INCOME AND NET INTEREST MARGIN		$26,658	1.77%		$27,931	1.81%		$27,296	1.74%

(1)  Gross of the allowance for losses relating to securities at amortized cost.

(2)  Includes lease liabilities, net of prepaid commissions.

     Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

16

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2019			September 30, 2018
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and cash equivalents	$737,277	13,295	2.38%	$683,109	$9,293	1.79%
Securities at fair value through OCI	16,079	515	4.22	16,220	416	3.38
Securities at amortized cost (1)	76,222	1,979	3.42	72,780	1,605	2.91
Loans, net of unearned interest	5,406,703	193,809	4.73	5,497,234	173,062	4.15

TOTAL INTEREST EARNING ASSETS	$6,236,282	$209,598	4.43%	$6,269,343	$184,376	3.88%

Allowance for expected credit losses on loans	(100,127)			(84,378)
Non interest earning assets	151,287			122,176

TOTAL ASSETS	$6,287,442			$6,307,141

INTEREST BEARING LIABILITIES
Deposits	$2,724,034	$53,281	2.58%	$3,084,876	$47,160	2.02%
Securities sold under repurchase agreement and short-term borrowings and debt	1,102,044	30,411	3.64	913,032	19,962	2.88
Long-term borrowings and debt, net (2)	1,337,621	43,297	4.27	1,167,928	35,479	4.01

TOTAL INTEREST BEARING LIABILITIES	$5,163,699	$126,989	3.24%	$5,165,837	$102,601	2.62%

Non interest bearing liabilities and other liabilities	$118,927			$97,072

TOTAL LIABILITIES	5,282,626			5,262,909

EQUITY	1,004,816			1,044,232

TOTAL LIABILITIES AND EQUITY	$6,287,442			$6,307,141

NET INTEREST SPREAD			1.19%			1.26%

NET INTEREST INCOME AND NET INTEREST MARGIN		$82,609	1.77%		$81,775	1.74%

(1)  Gross of the allowance for losses relating to securities at amortized cost.

(2)  Includes lease liabilities, net of prepaid commissions.

     Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

17

                EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/19	SEP 30/19	JUN 30/19	MAR 31/19	DEC 31/18	SEP 30/18	SEP 30/18
Net Interest Income:
Interest income	$209,598	$65,514	$70,530	$73,554	$74,114	$65,020	$184,376
Interest expense	(126,989)	(38,856)	(42,599)	(45,534)	(46,146)	(37,724)	(102,601)

Net Interest Income	82,609	26,658	27,931	28,020	27,968	27,296	81,775

Other income:
Fees and commissions, net	10,293	2,815	5,128	2,350	5,402	3,692	11,783
Gain (loss) on financial instruments, net	650	(169)	63	756	253	(1,445)	(1,262)
Other income, net	1,674	217	512	945	461	564	1,209

Total other income, net	12,617	2,863	5,703	4,051	6,116	2,811	11,730

Total revenues	95,226	29,521	33,634	32,071	34,084	30,107	93,505

(Impairment loss) release on financial instruments	(2,365)	(612)	(811)	(942)	1,321	(55,134)	(58,836)
Gain (impairment loss) on non-financial assets	500	500	0	0	(2,289)	(4,841)	(7,729)
Total operating expenses	(29,404)	(8,969)	(10,551)	(9,884)	(12,383)	(10,851)	(36,535)

Profit (loss) for the period	$63,957	$20,440	$22,272	$21,245	$20,733	$(40,719)	$(9,595)

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.62	$0.52	$0.56	$0.54	$0.52	$(1.03)	$(0.24)

PERFORMANCE RATIOS
Return on average assets	1.36%	1.34%	1.43%	1.31%	1.20%	-2.58%	-0.20%
Return on average equity	8.5%	8.0%	9.0%	8.6%	8.3%	-15.5%	-1.2%
Net interest margin	1.77%	1.77%	1.81%	1.74%	1.61%	1.74%	1.74%
Net interest spread	1.19%	1.19%	1.22%	1.16%	1.08%	1.20%	1.26%
Efficiency Ratio	30.9%	30.4%	31.4%	30.8%	36.3%	36.0%	39.1%
Operating expenses to total average assets	0.63%	0.59%	0.68%	0.61%	0.71%	0.69%	0.77%

18

          EXHIBIT VII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/19	SEP 30/18	SEP 30/19	JUN 30/19	SEP 30/18
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$82,299	$81,431	$26,936	$27,576	$26,445
Other income	11,537	$12,243	3,418	5,522	4,255
Total revenues	93,836	$93,674	30,354	33,098	30,700
Impairment loss on financial instruments	(2,679)	$(58,883)	(934)	(776)	(55,134)
Gain (impairment loss) on non-financial assets	500	(3,678)	500	0	(790)
Operating expenses	(22,459)	$(28,119)	(6,998)	(8,149)	(8,553)

Profit for the segment	$69,198	$2,994	$22,922	$24,173	$(33,777)

Segment assets	5,577,142	$5,654,316	5,577,142	5,582,825	5,654,316

TREASURY BUSINESS SEGMENT:

Net interest income	$310	$344	$(278)	$355	$851
Other income (expense)	1,080	$(513)	(555)	181	(1,444)
Total revenues	1,390	$(169)	(833)	536	(593)
Gain (impairment loss) on financial instruments	314	$47	322	(35)	0
Operating expenses	(6,945)	$(8,416)	(1,971)	(2,402)	(2,298)

Loss for the segment	$(5,241)	$(8,538)	$(2,482)	$(1,901)	$(2,891)

Segment assets	1,070,607	$890,290	1,070,607	960,489	890,290

TOTAL:

Net interest income	$82,609	$81,775	$26,658	$27,931	$27,296
Other income	12,617	$11,730	2,863	5,703	2,811
Total revenues	95,226	$93,505	29,521	33,634	30,107
Impairment loss on financial instruments	(2,365)	$(58,836)	(612)	(811)	(55,134)
Gain (impairment loss) on non-financial assets	500	$(3,678)	500	0	(790)
Operating expenses	(29,404)	$(36,535)	(8,969)	(10,551)	(10,851)

Total profit for reportable segments	63,957	$(5,544)	20,440	22,272	(36,668)
Unallocated impairment loss on non-financial assets	0	$(4,051)	0	0	(4,051)

Profit for the period	$63,957	$(9,595)	$20,440	$22,272	$(40,719)

Total segment assets	6,647,749	6,544,606	6,647,749	6,543,314	6,544,606
Unallocated assets	33,443	16,152	33,443	32,240	16,152
Total assets	6,681,192	6,560,758	6,681,192	6,575,554	6,560,758

19

                                          EXHIBIT VIII

  CREDIT PORTFOLIO

  DISTRIBUTION BY COUNTRY

  (In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2019		June 30, 2019		September 30, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$263	4	$383	6	$587	9	$(120)	$(324)
BOLIVIA	5	0	1	0	20	0	4	(15)
BRAZIL	1,063	17	995	16	1,230	19	68	(167)
CHILE	661	10	482	8	164	3	179	497
COLOMBIA	844	13	717	11	807	13	127	37
COSTA RICA	317	5	353	6	357	6	(36)	(40)
DOMINICAN REPUBLIC	213	3	416	7	290	5	(203)	(77)
ECUADOR	416	7	433	7	365	6	(17)	51
EL SALVADOR	67	1	56	1	60	1	11	7
GUATEMALA	359	6	344	5	265	4	15	94
HONDURAS	113	2	85	1	88	1	28	25
JAMAICA	39	1	56	1	56	1	(17)	(17)
MEXICO	874	14	920	15	925	14	(46)	(51)
NICARAGUA	0	0	0	0	25	0	0	(25)
PANAMA	332	5	408	6	668	10	(76)	(336)
PARAGUAY	104	2	135	2	125	2	(31)	(21)
PERU	136	2	136	2	136	2	0	0
TRINIDAD & TOBAGO	190	3	200	3	119	2	(10)	71
URUGUAY	0	0	23	0	2	0	(23)	(2)
OTHER NON-LATAM (1)	306	5	154	2	109	2	152	197

TOTAL CREDIT PORTFOLIO (2)	$6,302	100%	$6,297	100%	$6,398	100%	$5	$(96)

UNEARNED INTEREST AND DEFERRED FEES	(14)		(15)		(7)		1	(7)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,288		$6,282		$6,391		$6	$(103)

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), securities at fair value through OCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

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EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2019		June 30, 2019		September 30, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$263	4	$383	6	$587	9	$(120)	$(324)
BOLIVIA	5	0	1	0	20	0	4	(15)
BRAZIL	1,058	17	990	16	1,226	19	68	(168)
CHILE	656	11	477	8	159	3	179	497
COLOMBIA	829	13	702	11	779	12	127	50
COSTA RICA	317	5	353	6	357	6	(36)	(40)
DOMINICAN REPUBLIC	213	3	416	7	290	5	(203)	(77)
ECUADOR	416	7	433	7	365	6	(17)	51
EL SALVADOR	67	1	56	1	60	1	11	7
GUATEMALA	359	6	344	6	265	4	15	94
HONDURAS	113	2	85	1	88	1	28	25
JAMAICA	39	1	56	1	56	1	(17)	(17)
MEXICO	847	14	893	14	898	14	(46)	(51)
NICARAGUA	0	0	0	0	25	0	0	(25)
PANAMA	299	5	380	6	647	10	(81)	(348)
PARAGUAY	104	2	135	2	125	2	(31)	(21)
PERU	136	2	136	2	136	2	0	0
TRINIDAD & TOBAGO	190	3	192	3	111	2	(2)	79
URUGUAY	0	0	23	0	2	0	(23)	(2)
OTHER NON-LATAM (1)	306	5	154	2	109	2	152	197

TOTAL COMMERCIAL PORTFOLIO (2)	$6,217	100%	$6,209	100%	$6,305	100%	$8	$(88)

UNEARNED INTEREST AND DEFERRED FEES	(14)		(15)		(7)		1	(7)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,203		$6,194		$6,298		$9	$(95)

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

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EXHIBIT X

INVESTMENT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2019		June 30, 2019		September 30, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$5	5	$5	5	$4	5	$0	$1
CHILE	5	6	5	6	5	5	0	0
COLOMBIA	15	18	15	17	28	30	0	(13)
MEXICO	27	32	27	30	27	29	0	0
PANAMA	33	39	28	32	21	23	5	12
TRINIDAD & TOBAGO	0	0	8	9	8	8	(8)	(8)

TOTAL INVESTMENT PORTOFOLIO (1)	$85	100%	$88	100%	$93	100%	$(3)	$(8)

(1)   Includes securities at fair value through OCI and at amortized cost, gross of interest receivable and the allowance for losses.

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EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	9M19	9M18	3Q19	2Q19	3Q18	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$193	$704	$50	$27	$247	$(511)	$23	$(197)
BOLIVIA	5	20	5	0	10	(15)	5	(5)
BRAZIL	780	774	425	149	331	6	276	94
CHILE	896	369	358	373	41	527	(15)	317
COLOMBIA	995	991	315	323	326	4	(8)	(11)
COSTA RICA	320	344	112	114	96	(24)	(2)	16
DOMINICAN REPUBLIC	429	430	124	56	123	(1)	68	1
ECUADOR	595	726	190	240	226	(131)	(50)	(36)
EL SALVADOR	97	89	41	20	49	8	21	(8)
GUATEMALA	330	279	60	218	41	51	(158)	19
HONDURAS	132	96	52	68	41	36	(16)	11
JAMAICA	157	220	59	99	56	(63)	(40)	3
MEXICO	2,774	3,608	1,000	864	1,050	(834)	136	(50)
NICARAGUA	0	52	0	0	17	(52)	0	(17)
PANAMA	446	664	91	165	265	(218)	(74)	(174)
PARAGUAY	101	126	10	62	62	(25)	(52)	(52)
PERU	189	986	80	76	283	(797)	4	(203)
TRINIDAD & TOBAGO	126	145	0	126	45	(19)	(126)	(45)
URUGUAY	25	10	0	12	2	15	(12)	(2)
OTHER NON-LATAM (1)	153	523	82	46	18	(370)	36	64

TOTAL LOAN DISBURSED (2)	$8,743	$11,156	$3,054	$3,038	$3,329	$(2,413)	$16	$(275)

(1)   Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.

(2)   Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.

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